U.S. COMMERCIAL CORP., S.A.B. DE C.V.

May 6, 2007

Securities and Exchange Commission
Office of International Corporate Finance
45[redacted]
W[redacted]
U

Reference: U.S. Commercial Corp., S.A.B. de C.V.
File Number: 82-34669

Enclosed, find the audited consolidated financial statements as of December 31,2006 and 2005 for U.S. COMMERCIAL CORP., S.A.B. DE C.V.

This statements are the translated versions wich are sent every year to the Bolsa Mexicana de Valores, S.A. de C.V. (BMV).

Included are:

Balance sheet, income statement of changes in financial position, breakdown of main concepts, ratios, data per share, and integration of the paid social capital stock.

The following information is also sent to the BMV:

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements.

Sincerely,

C.P. Quintín Humberto Botas Hernández
Attorney in fact

dlw 5/10

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM | QUARTER: 4 | YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

BALANCE SHEETS

AT DECEMBER 31 OF 2006 AND 2005

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	8,283,459	100	15,699,166	100
s02	CURRENT ASSETS	6,886,533	83	8,598,281	55
s03	CASH AND SHORT-TERM INVESTMENTS	273,666	3	773,907	5
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	620,937	7	626,094	4
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	160	0	188,762	1
s06	INVENTORIES	5,664,026	68	6,776,638	43
s07	OTHER CURRENT ASSETS	327,744	4	232,880	1
s08	LONG-TERM	14,228	0	14,237	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	14,228	0	14,237	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	1,004,190	12	2,115,667	13
s13	LAND AND BUILDINGS	766,646	9	1,477,835	9
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	0	0	0	0
s15	OTHER EQUIPMENT	1,944,724	23	3,613,792	23
s16	ACCUMULATED DEPRECIATION	1,719,756	21	2,993,670	19
s17	CONSTRUCTION IN PROGRESS	12,576	0	17,710	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	0	0	4,125,204	26
s19	OTHER ASSETS	378,508	5	845,777	5
s20	TOTAL LIABILITIES	13,178,330	100	11,170,145	100
s21	CURRENT LIABILITIES	10,945,599	83	6,778,245	61
s22	SUPPLIERS	2,677,947	20	3,674,825	33
s23	BANK LOANS	5,507,056	42	229,780	2
s24	STOCK MARKET LOANS	0	0	0	0
s25	TAXES PAYABLE	108,048	1	94,342	1
s26	OTHER CURRENT LIABILITIES	2,652,548	20	2,779,298	25
s27	LONG-TERM LIABILITIES	2,070,511	16	4,296,214	38
s28	BANK LOANS	1,871,837	14	4,107,028	37
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS	198,674	2	189,186	2
s31	DEFERRED LIABILITIES	162,220	1	95,686	1
s32	OTHER NON CURRENT LIABILITIES	0	0	0	0
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	(4,894,871)	100	4,529,021	100
s34	MINORITY INTEREST	0	0	0	0
s35	MAJORITY INTEREST	(4,894,871)	100	4,529,021	100
s36	CONTRIBUTED CAPITAL	6,235,849	(127)	6,235,849	138
s79	CAPITAL STOCK	2,747,541	(56)	2,747,541	61
s39	PREMIUM ON ISSUANCE OF SHARES	3,488,308	(71)	3,488,308	77
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	(11,130,720)	227	(1,706,828)	(38)
s42	RETAINED EARNINGS AND CAPITAL RESERVES	(10,519,403)	215	(1,319,511)	(29)
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(611,317)	12	(387,317)	(9)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 4 YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	273,666	100	773,907	100
s46	CASH	179,051	65	485,459	63
s47	SHORT-TERM INVESTMENTS	94,615	35	288,448	37
s07	OTHER CURRENT ASSETS	327,744	100	232,880	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	327,744	100	232,880	100
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	0	0	4,125,204	100
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	0	0	4,125,204	100
s51	OTHER	0	0	0	0
s19	OTHER ASSETS	378,508	100	845,777	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	10,786	3	9,908	1
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	367,722	97	835,869	99
s21	CURRENT LIABILITIES	10,945,599	100	6,778,245	100
s52	FOREIGN CURRENCY LIABILITIES	10,665,460	97	6,542,268	97
s53	MEXICAN PESOS LIABILITIES	280,139	3	235,977	3
s26	OTHER CURRENT LIABILITIES	2,652,548	100	2,779,298	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	61,573	2	33,113	1
s68	PROVISIONS	468,642	18	270,590	10
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	2,122,333	80	2,475,595	89
s27	LONG-TERM LIABILITIES	2,070,511	100	4,296,214	100
s59	FOREIGN CURRENCY LIABILITIES	2,070,511	100	4,296,214	100
s60	MEXICAN PESOS LIABILITIES	0	0	0	0
s31	DEFERRED LIABILITIES	162,220	100	95,686	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	162,220	100	95,686	100
s32	OTHER NON CURRENT LIABILITIES	0	0	0	0
s66	DEFERRED TAXES	0	0	0	0
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	0	0	0	0
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	2,747,541	100	2,747,541	100
s37	CAPITAL STOCK (NOMINAL)	477,217	17	477,217	17
s38	RESTATEMENT OF CAPITAL STOCK	2,270,324	83	2,270,324	83

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 4 YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	(10,519,403)	100	(1,319,511)	100
s93	LEGAL RESERVE	24,106	0	24,106	(2)
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	750,000	(57)
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	(1,343,617)	13	(32,585)	2
s45	NET INCOME FOR THE YEAR	(9,199,892)	87	(2,061,032)	156
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(611,317)	100	(387,317)	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	(611,317)	100	(387,317)	100
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 4 YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s57	OTHER CURRENT LIABILITIES WITH COST	11,354	147,464
s63	OTHER LOANS WITH COST	0	0
s72	WORKING CAPITAL	(4,059,066)	1,820,036
s73	PENSIONS AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	381	409
s75	EMPLOYEES (*)	13,925	14,135
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	1,246,606,003	1,246,606,003
s78	REPURCHASED SHARES (*)	140,725,427	140,725,427
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 4 YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO DECEMBER 31 OF 2006 AND 2005

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	38,079,806	100	42,285,819	100
r02	COST OF SALES	32,231,711	85	33,153,596	78
r03	GROSS PROFIT	5,848,095	15	9,132,223	22
r04	OPERATING EXPENSES	8,334,340	22	8,433,218	20
r05	OPERATING INCOME	(2,486,245)	(7)	699,005	2
r06	INTEGRAL FINANCING COST	217,008	1	(35,754)	0
r07	INCOME AFTER INTEGRAL FINANCING COST	(2,703,253)	(7)	734,759	2
r08	OTHER EXPENSE AND INCOME (NET)	43,491	0	7,755	0
r44	SPECIAL ITEMS	5,646,777	15	0	0
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	(8,393,521)	(22)	727,004	2
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	56,284	0	360,626	1
r11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	(8,449,805)	(22)	366,378	1
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	(8,449,805)	(22)	366,378	1
r14	INCOME FROM DISCONTINUED OPERATIONS	750,087	2	2,427,410	6
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	(9,199,892)	(24)	(2,061,032)	(5)
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
r18	NET CONSOLIDATED INCOME	(9,199,892)	(24)	(2,061,032)	(5)
r19	NET INCOME OF MINORITY INTEREST	0	0	0	0
r20	NET INCOME OF MAJORITY INTEREST	(9,199,892)	(24)	(2,061,032)	(5)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM   QUARTER: 4   YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	38,079,806	100	42,285,819	100
r21	DOMESTIC	0	0	0	0
r22	FOREIGN	38,079,806	100	42,285,819	100
r23	TRANSLATED INTO DOLLARS (***)	3,501,430	9	3,888,172	9
r06	INTEGRAL FINANCING COST	217,008	100	(35,754)	100
r24	INTEREST EXPENSE	491,188	226	375,134	(1049)
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	17,647	8	30,172	(84)
r46	OTHER FINANCIAL PRODUCTS	0	0	86,137	(241)
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(12,524)	(6)	9,256	(26)
r28	RESULT FROM MONETARY POSITION	(244,009)	(112)	(303,835)	850
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	56,284	100	360,626	100
r32	INCOME TAX	58,804	104	94,186	26
r33	DEFERRED INCOME TAX	(2,520)	(4)	266,440	74
r34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM | QUARTER: 4 | YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	38,079,807	42,285,820
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	38,079,806	42,285,819
r39	OPERATING INCOME (**)	(2,486,245)	699,005
r40	NET INCOME OF MAJORITY INTEREST (**)	(9,199,892)	(2,061,032)
r41	NET CONSOLIDATED INCOME (**)	(9,199,892)	(2,061,032)
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	439,114	452,118

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 4 YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM OCTOBER THE 1st TO DECEMBER 31 OF 2006 AND 2005

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	10,648,650	100	10,251,433	100
rt02	COST OF SALES	9,002,043	85	7,867,181	77
rt03	GROSS PROFIT	1,646,607	15	2,384,252	23
rt04	OPERATING EXPENSES	2,321,452	22	1,896,545	19
rt05	OPERATING INCOME	(674,845)	(6)	487,707	5
rt06	INTEGRAL FINANCING COST	274,831	3	126,963	1
rt07	INCOME AFTER INTEGRAL FINANCING COST	(949,676)	(9)	360,744	4
rt08	OTHER EXPENSE AND INCOME (NET)	2,594	0	(9,902)	0
rt44	SPECIAL ITEMS	5,646,777	53	0	0
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	(6,599,047)	(62)	370,646	4
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	(68,698)	(1)	302,951	3
rt11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	(6,530,349)	(61)	67,695	1
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	(6,530,349)	(61)	67,695	1
rt14	INCOME FROM DISCONTINUED OPERATIONS	(79,260)	(1)	783,186	8
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	(6,451,089)	(61)	(715,491)	(7)
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
rt18	NET CONSOLIDATED INCOME	(6,451,089)	(61)	(715,491)	(7)
rt19	NET INCOME OF MINORITY INTEREST	0	0	0	0
rt20	NET INCOME OF MAJORITY INTEREST	(6,451,089)	(61)	(715,491)	(7)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 4 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

US COMMERCIAL CORP, S.A. DE C.V. BREAKDOWN OF MAIN CONCEPTS CONSOLIDATED

(Thousands of Mexican Pesos) Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	10,648,650	100	10,251,433	100
rt21	DOMESTIC	0	0	0	0
rt22	FOREIGN	10,648,650	100	10,251,433	100
rt23	TRANSLATED INTO DOLLARS (***)	979,141	9	942,617	9
rt06	INTEGRAL FINANCING COST	274,831	100	126,963	100
rt24	INTEREST EXPENSE	147,189	54	142,006	112
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	3,293	1	7,916	6
rt46	OTHER FINANCIAL PRODUCTS	0	0	7,318	6
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	728	0	6,302	5
rt28	RESULT FROM MONETARY POSITION	130,207	47	(6,111)	(5)
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	(68,698)	100	302,951	100
rt32	INCOME TAX	28,135	(41)	303,659	100
rt33	DEFERRED INCOME TAX	(96,833)	141	(708)	0
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM
QUARTER: 4 YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	109,000	93,034

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM | QUARTER: 4 | YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO DECEMBER 31 OF 2006 AND 2005

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	CONSOLIDATED NET INCOME	(9,199,892)	(2,061,032)
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	6,185,884	448,516
c03	RESOURCES FROM NET INCOME FOR THE YEAR	(3,014,008)	(1,612,516)
c04	RESOURCES PROVIDED OR USED IN OPERATION	(25,057)	54,722
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	(3,039,065)	(1,557,794)
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	2,915,463	879,527
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	(11,887)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	2,915,463	867,640
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(376,639)	253,111
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(500,241)	(437,043)
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	773,907	1,210,950
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	273,666	773,907

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM

US COMMERCIAL CORP, S.A. DE C.V.

QUARTER: 4 YEAR: 2006

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	6,185,884	448,516
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	439,114	452,118
c41	+ (-) OTHER ITEMS	5,746,770	(3,602)
c04	RESOURCES PROVIDED OR USED IN OPERATION	(25,057)	54,722
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(5,157)	(7,893)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	1,112,612	(325,634)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	19,744	72,124
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(996,878)	423,627
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(155,378)	(107,502)
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	2,915,463	879,527
c23	+ BANK FINANCING	3,042,085	879,527
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	(126,622)	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	(11,887)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	(1,060)
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	(10,827)
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(376,639)	253,111
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(376,726)	282,883
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	87	0
c39	+ (-) OTHER ITEMS	0	(29,772)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 4 YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

DATA PER SHARE

AUDITED CONSOLIDATED INFORMATION Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT			PREVIOUS YEAR AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	(7.38)		$	(1.65)	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$	(6.78)		$	0.22	
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.60		$	1.86	
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	(3.93)		$	3.63	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
d11	MARKET PRICE TO CARRYING VALUE		(0.38)	times		1.12	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		(0.20)	times		(2.46)	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 4 YEAR: 2006

US COMMERCIAL CORP, S.A. DE C.V.

RATIOS

AUDITED CONSOLIDATED Final Printing

REFP	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	(24.15)	%	(4.87)	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	187.94	%	(45.50)	%
p03	NET INCOME TO TOTAL ASSETS (**)	(111.06)	%	(13.12)	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	(2.65)	%	(14.74)	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	4.59	times	2.69	times
p07	NET SALES TO FIXED ASSETS (**)	37.92	times	19.98	times
p08	INVENTORIES TURNOVER (**)	5.69	times	4.89	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	5.10	days	4.63	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	6.47	%	7.80	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	159.09	%	71.15	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	(2.69)	times	2.46	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	96.64	%	97.03	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	206.18	%	203.06	%
p15	OPERATING INCOME TO INTEREST PAID	(5.06)	times	1.86	times
p16	NET SALES TO TOTAL LIABILITIES (**)	2.88	times	3.78	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	0.62	times	1.26	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.11	times	0.26	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.52	times	0.76	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	2.50	%	11.41	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	(7.91)	%	(3.81)	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(0.06)	%	0.12	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	(6.18)	times	(4.15)	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	100.00	%	101.37	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	0.00	%	(1.37)	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	100.02	%	111.76	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM
US COMMERCIAL CORP, S.A. DE C.V.

QUARTER: 4 YEAR: 2006

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

AUDITED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
B-1	0.0000	2	1,246,606,003	0	1,246,606,003	0	477,217	0
TOTAL			1,246,606,003	0	1,246,606,003	0	477,217	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 1,246,606,003

NOTES

U.S. COMMERCIAL CORP., S.A.B. DE C.V.

May 6, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: U.S. Commercial Corp., S.A.B. de C.V.
File Number: 82-34669

Enclosed, find the unaudited consolidated financial statements as of March 31,2007 and 2006 for U.S. COMMERCIAL CORP., S.A.B. DE C.V.

This statements are the translated versions wich are sent every quarter to the Bolsa Mexicana de Valores, S.A. de C.V. (BMV).

Included are:

Balance sheet, income statement of changes in financial position, breakdown of main concepts, ratios, data per share, and integration of the paid social capital stock.

The following information is also sent to the BMV:

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements.

Sincerely.

C.P. Quintin Humberto Botas Hernández
Attorney in fact

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM — QUARTER: 1 — YEAR: 2007

US COMMERCIAL CORP, S.A. DE C.V.

RECEIVED

BALANCE SHEETS

AT MARCH 31 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	CURRENT YEAR %	PREVIOUS YEAR Amount	PREVIOUS YEAR %
s01	TOTAL ASSETS	7,491,608	100	16,411,197	100
s02	CURRENT ASSETS	6,071,371	81	9,055,221	55
s03	CASH AND SHORT-TERM INVESTMENTS	414,120	6	1,175,185	7
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	211,477	3	33,918	0
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	9,625	0	279,049	2
s06	INVENTORIES	5,040,865	67	7,271,706	44
s07	OTHER CURRENT ASSETS	395,284	5	295,363	2
s08	LONG-TERM	14,368	0	14,339	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	14,368	0	14,339	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	1,024,070	14	2,190,824	13
s13	LAND AND BUILDINGS	775,119	10	1,500,748	9
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	0	0	0	0
s15	OTHER EQUIPMENT	2,006,921	27	3,919,941	24
s16	ACCUMULATED DEPRECIATION	1,765,904	24	3,250,678	20
s17	CONSTRUCTION IN PROGRESS	7,934	0	20,813	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	323,509	4	5,077,067	31
s19	OTHER ASSETS	58,290	1	73,746	0
s20	TOTAL LIABILITIES	14,830,141	100	11,944,806	100
s21	CURRENT LIABILITIES	12,892,820	87	5,935,701	50
s22	SUPPLIERS	1,601,202	11	3,069,350	26
s23	BANK LOANS	7,893,757	53	549,432	5
s24	STOCK MARKET LOANS	0	0	0	0
s25	TAXES PAYABLE	143,633	1	73,650	1
s26	OTHER CURRENT LIABILITIES	3,254,228	22	2,243,269	19
s27	LONG-TERM LIABILITIES	1,873,547	13	5,917,131	50
s28	BANK LOANS	1,674,292	11	5,724,974	48
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS	199,255	1	192,157	2
s31	DEFERRED LIABILITIES	63,774	0	91,974	1
s32	OTHER NON CURRENT LIABILITIES	0	0	0	0
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	(7,338,533)	100	4,466,391	100
s34	MINORITY INTEREST	0	0	0	0
s35	MAJORITY INTEREST	(7,338,533)	100	4,466,391	100
s36	CONTRIBUTED CAPITAL	6,297,010	(86)	6,297,010	141
s79	CAPITAL STOCK	2,774,490	(38)	2,774,490	62
s39	PREMIUM ON ISSUANCE OF SHARES	3,522,520	(48)	3,522,520	79
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	(13,635,543)	186	(1,830,619)	(41)
s42	RETAINED EARNINGS AND CAPITAL RESERVES	(13,015,397)	177	(1,487,291)	(33)
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(620,146)	8	(343,328)	(8)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM — QUARTER: 1 — YEAR: 2007

US COMMERCIAL CORP, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	414,120	100	1,175,185	100
s46	CASH	350,736	85	598,080	51
s47	SHORT-TERM INVESTMENTS	63,384	15	577,105	49
s07	OTHER CURRENT ASSETS	395,284	100	295,363	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	395,284	100	295,363	100
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	323,509	100	5,077,067	100
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	0	0	4,265,086	84
s51	OTHER	323,509	100	811,981	16
s19	OTHER ASSETS	58,290	100	73,746	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	11,954	21	10,429	14
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	46,336	79	63,317	86
s21	CURRENT LIABILITIES	12,892,820	100	5,935,701	100
s52	FOREIGN CURRENCY LIABILITIES	12,592,851	98	5,862,909	99
s53	MEXICAN PESOS LIABILITIES	299,969	2	72,792	1
s26	OTHER CURRENT LIABILITIES	3,254,228	100	2,243,269	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	37,581	1	54,377	2
s68	PROVISIONS	1,602,592	49	248,586	11
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	1,614,055	50	1,940,306	86
s27	LONG-TERM LIABILITIES	1,873,547	100	5,917,131	100
s59	FOREIGN CURRENCY LIABILITIES	1,873,547	100	5,917,131	100
s60	MEXICAN PESOS LIABILITIES	0	0	0	0
s31	DEFERRED LIABILITIES	63,774	100	91,974	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	63,774	100	91,974	100
s32	OTHER NON CURRENT LIABILITIES	0	0	0	0
s66	DEFERRED TAXES	0	0	0	0
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	0	0	0	0
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	2,774,490	100	2,774,490	100
s37	CAPITAL STOCK (NOMINAL)	477,217	17	477,217	17
s38	RESTATEMENT OF CAPITAL STOCK	2,297,273	83	2,297,273	83

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 1 YEAR: 2007

US COMMERCIAL CORP, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	(13,015,397)	100	(1,487,291)	100
s93	LEGAL RESERVE	24,106	0	24,106	(2)
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	750,000	(50)
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	(10,847,966)	83	(2,146,250)	144
s45	NET INCOME FOR THE YEAR	(2,191,537)	17	(115,147)	8
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(620,146)	100	(343,328)	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	(620,146)	100	(343,328)	100
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	0	0	0	0
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 1 YEAR: 2007

US COMMERCIAL CORP, S.A. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REFS	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s57	OTHER CURRENT LIABILITIES WITH COST	11,426	9,599
s63	OTHER LOANS WITH COST	0	0
s72	WORKING CAPITAL	(6,821,449)	3,119,520
s73	PENSIONS AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	347	398
s75	EMPLOYEES (*)	11,508	13,558
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	1,246,606,003	1,246,606,003
s78	REPURCHASED SHARES (*)	140,725,427	140,725,427
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 1 YEAR: 2007

US COMMERCIAL CORP, S.A. DE C.V.

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO MARCH 31 OF 2007 AND 2006

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	9,839,173	100	10,701,384	100
r02	COST OF SALES	8,465,303	86	8,570,525	80
r03	GROSS PROFIT	1,373,870	14	2,130,859	20
r04	OPERATING EXPENSES	2,339,192	24	2,180,544	20
r05	OPERATING INCOME	(965,322)	(10)	(49,685)	0
r06	INTEGRAL FINANCING COST	(48,934)	0	(32,833)	0
r07	INCOME AFTER INTEGRAL FINANCING COST	(916,388)	(9)	(16,852)	0
r08	OTHER EXPENSE AND INCOME (NET)	1,246,632	13	7,869	0
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	(2,163,020)	(22)	(24,721)	0
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	28,517	0	34,729	0
r11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	(2,191,537)	(22)	(59,450)	(1)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	(2,191,537)	(22)	(59,450)	(1)
r14	INCOME FROM DISCONTINUED OPERATIONS	0	0	55,697	1
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	(2,191,537)	(22)	(115,147)	(1)
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
r18	NET CONSOLIDATED INCOME	(2,191,537)	(22)	(115,147)	(1)
r19	NET INCOME OF MINORITY INTEREST	0	0	0	0
r20	NET INCOME OF MAJORITY INTEREST	(2,191,537)	(22)	(115,147)	(1)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 1 YEAR: 2007

US COMMERCIAL CORP, S.A. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	9,839,173	100	10,701,384	100
r21	DOMESTIC	0	0	0	0
r22	FOREIGN	9,839,173	100	10,701,384	100
r23	TRANSLATED INTO DOLLARS (***)	890,366	9	968,390	9
r06	INTEGRAL FINANCING COST	(48,934)	100	(32,833)	100
r24	INTEREST EXPENSE	182,118	(372)	109,141	(332)
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	2,139	(4)	7,218	(22)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(1,483)	3	(11,873)	36
r28	RESULT FROM MONETARY POSITION	(227,430)	465	(122,883)	374
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	28,517	100	34,729	100
r32	INCOME TAX	4,065	14	10,452	30
r33	DEFERRED INCOME TAX	24,452	86	24,277	70
r34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 1 YEAR: 2007

US COMMERCIAL CORP, S.A. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	9,839,174	10,701,385
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	38,512,308	42,805,536
r39	OPERATING INCOME (**)	(3,486,414)	374,371
r40	NET INCOME OF MAJORITY INTEREST (**)	(11,589,078)	(2,369,181)
r41	NET CONSOLIDATED INCOME (**)	(11,589,078)	(2,369,181)
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	92,530	118,802

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 1 YEAR: 2007

US COMMERCIAL CORP, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM JANUARY THE 1st TO MARCH 31 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	9,839,173	100	10,701,384	100
rt02	COST OF SALES	8,465,303	86	8,570,525	80
rt03	GROSS PROFIT	1,373,870	14	2,130,859	20
rt04	OPERATING EXPENSES	2,339,192	24	2,180,544	20
rt05	OPERATING INCOME	(965,322)	(10)	(49,685)	0
rt06	INTEGRAL FINANCING COST	(48,934)	0	(32,833)	0
rt07	INCOME AFTER INTEGRAL FINANCING COST	(916,388)	(9)	(16,852)	0
rt08	OTHER EXPENSE AND INCOME (NET)	1,246,632	13	7,869	0
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	(2,163,020)	(22)	(24,721)	0
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	28,517	0	34,729	0
rt11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	(2,191,537)	(22)	(59,450)	(1)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	(2,191,537)	(22)	(59,450)	(1)
rt14	INCOME FROM DISCONTINUED OPERATIONS	0	0	55,697	1
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	(2,191,537)	(22)	(115,147)	(1)
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
rt18	NET CONSOLIDATED INCOME	(2,191,537)	(22)	(115,147)	(1)
rt19	NET INCOME OF MINORITY INTEREST	0	0	0	0
rt20	NET INCOME OF MAJORITY INTEREST	(2,191,537)	(22)	(115,147)	(1)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 1 YEAR: 2007

QUARTERLY STATEMENTS OF INCOME

US COMMERCIAL CORP, S.A. DE C.V. BREAKDOWN OF MAIN CONCEPTS CONSOLIDATED

(Thousands of Mexican Pesos) Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	9,839,173	100	10,701,384	100
rt21	DOMESTIC	0	0	0	0
rt22	FOREIGN	9,839,173	100	10,701,384	100
rt23	TRANSLATED INTO DOLLARS (***)	890,366	9	968,390	9
rt06	INTEGRAL FINANCING COST	(48,934)	100	(32,833)	100
rt24	INTEREST EXPENSE	182,118	(372)	109,141	(332)
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	2,139	(4)	7,218	(22)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	(1,483)	3	(11,873)	36
rt28	RESULT FROM MONETARY POSITION	(227,430)	465	(122,883)	374
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	28,517	100	34,729	100
rt32	INCOME TAX	4,065	14	10,452	30
rt33	DEFERRED INCOME TAX	24,452	86	24,277	70
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 1 YEAR: 2007

US COMMERCIAL CORP, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	92,530	118,802

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 1 YEAR: 2007

US COMMERCIAL CORP, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO MARCH 31 OF 2007 AND 2006

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	CONSOLIDATED NET INCOME	(2,191,537)	(115,147)
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	135,243	31,219
c03	RESOURCES FROM NET INCOME FOR THE YEAR	(2,056,294)	(83,928)
c04	RESOURCES PROVIDED OR USED IN OPERATION	(38,474)	(1,495,852)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	(2,094,768)	(1,579,780)
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	1,931,786	1,644,234
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	0
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	1,931,786	1,644,234
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(98,329)	(57,236)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(261,311)	7,218
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	675,431	1,167,967
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	414,120	1,175,185

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM

QUARTER: 1 YEAR: 2007

US COMMERCIAL CORP, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	135,243	31,219
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	92,530	118,802
c41	+ (-) OTHER ITEMS	42,713	(87,583)
c04	RESOURCES PROVIDED OR USED IN OPERATION	(38,474)	(1,495,852)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	38,112	269,607
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	714,417	(353,129)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(62,627)	(146,931)
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(1,167,795)	(754,124)
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	439,419	(511,275)
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	1,931,786	1,644,234
c23	+ BANK FINANCING	1,938,274	1,790,544
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	(6,488)	(146,310)
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	0	0
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(98,329)	(57,236)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(98,406)	(57,248)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	77	12
c39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 1 YEAR: 2007

US COMMERCIAL CORP, S.A. DE C.V.

DATA PER SHARE

CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT		PREVIOUS YEAR AMOUNT	
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ (9.30)		$ (1.90)	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0.00		$ 0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$ (8.72)		$ (0.03)	
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$ 0.58		$ 1.86	
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
d08	CARRYNG VALUE PER SHARE	$ (5.89)		$ 3.58	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.00		$ 0.00	
d10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	(0.22)	times	1.01	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(0.14)	times	(1.91)	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM QUARTER: 1 YEAR: 2007

US COMMERCIAL CORP, S.A. DE C.V.

RATIOS

CONSOLIDATED

Final Printing

REFP	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	(22.27)	%	(1.07)	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	157.92	%	(53.04)	%
p03	NET INCOME TO TOTAL ASSETS (**)	(154.69)	%	(14.43)	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	(10.37)	%	(106.71)	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	5.14	times	2.60	times
p07	NET SALES TO FIXED ASSETS (**)	37.60	times	19.53	times
p08	INVENTORIES TURNOVER (**)	6.59	times	4.96	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	1.68	days	0.24	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	5.94	%	6.31	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	197.95	%	72.78	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	(2.02)	times	2.67	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	97.54	%	98.62	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	182.95	%	270.08	%
p15	OPERATING INCOME TO INTEREST PAID	(5.30)	times	(0.45)	times
p16	NET SALES TO TOTAL LIABILITIES (**)	2.59	times	3.58	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	0.47	times	1.52	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.07	times	0.30	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.40	times	0.75	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	3.21	%	19.79	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	(20.89)	%	(0.78)	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(0.39)	%	(13.97)	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	(11.50)	times	(14.47)	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	100.00	%	100.00	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	0.00	%	0.00	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	100.07	%	100.02	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: USCOM
US COMMERCIAL CORP, S.A. DE C.V.

QUARTER: 1 YEAR: 2007

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
B-1	0.0000	2	1,246,606,003	0	1,246,606,003	0	477,217	0
TOTAL			1,246,606,003	0	1,246,606,003	0	477,217	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 1,246,606,003

NOTES

END